================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM T-3


                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939



                            SILVERLEAF RESORTS, INC.
                   ------------------------------------------
                               (Name of Applicant)


                              1221 River Bend Drive
                                    Suite 120
                               Dallas, Texas 75247
                   ------------------------------------------
                    (Address of Principal Executive Offices)



            SECURITIES TO BE ISSUED UNDER INDENTURE TO BE QUALIFIED:


             Title of Class                                      Amount
 -------------------------------------                        -----------

 8% Senior Subordinated Notes due 2010                        $28,467,000


                  Approximate Date of Proposed Public Offering:
      As soon as practicable after the effective date of this application.


     NAME AND ADDRESS OF AGENT                    WITH A COPY TO:
     FOR SERVICE:

     Robert E. Mead                               David N. Reed
     Chairman & Chief Executive Officer           Meadows, Owens, Collier, Reed,
     Silverleaf Resorts, Inc.                     Cousins & Blau, LLP
     1221 River Bend Drive                        901 Main Street
     Suite 120                                    Suite 3700
     Dallas, Texas 75247                          Dallas, Texas  75202


================================================================================

                                     GENERAL


ITEM 1. GENERAL INFORMATION

         (a)      Form of Organization: Corporation

         (b)      State or Other Sovereign Power under the Laws of Which
                  Organized: Texas

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE

         The Applicant (hereinafter referred to as the "Company") is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offer to Exchange dated May 4, 2004 and the related Letter of Transmittal, and consists of an offer to exchange for all $28.467 million of the Company's outstanding 6% Senior Subordinated Notes due 2007 (the "Old Notes"). As consideration, the Company is offering (i) up to $28.467 million of the Company's 8% Senior Subordinated Notes due 2010 (the "Exchange Notes"), (ii) an additional interest payment (the "Additional Interest Payment") in an amount equal to the amount of interest accrued on each Old Note held by an exchanging noteholder from April 1, 2004 through the date before the Exchange Date, which shall be payment in full of the accrued, unpaid interest on each Old Note exchanged. The Exchange Offer is contingent on, among other things, a tender of at least 80% in principal amount of the Old Notes.

         The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman, or other person for soliciting tenders of Old Notes. There have not been and there will not be any sales of securities of the same classes as the Exchange Securities by the Company or through any underwriter at or about the same time as the Exchange Offer.

         Officers, directors and employees of the Company may engage in the solicitation of holders of Old Notes in connection with the Exchange Offer, but such employees will receive no additional compensation for such activities.


                                  AFFILIATIONS

ITEM 3. AFFILIATES

         Each of the following corporations is a wholly-owned subsidiary of the
Company:

                  Silverleaf Berkshires, Inc., a Texas corporation Silverleaf Travel, Inc., a Texas corporation
                  Silverleaf Resort Acquisitions, Inc., a Texas corporation Database Research Inc., a Texas corporation
                  Bull's Eye Marketing, Inc., a Delaware corporation eStarCommunications, Inc., a Texas corporation
                  People Really Win Sweepstakes, Inc., a Texas corporation SLR Research, Inc., a Texas Corporation
                  Silverleaf Finance I, Inc., a Delaware corporation Silverleaf Finance II, Inc., a Delaware corporation

         Additionally, the following persons may be deemed to be affiliates of the company as of May 4, 2004 based upon ownership of 5% or more of the Company's voting securities and/or positions held with the Company:

                  Grace Brothers, Ltd. and Grace Investments, Ltd., beneficial owners of 33.32% of the Company's outstanding common stock.

                  Robert E. Mead, Chairman of the Board and beneficial owner of 30.80% of the Company's outstanding common stock.

         The Company anticipates no change in affiliates prior to the effective date of the Exchange Offer.

                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

         The following persons serve as directors and executive officers of the Company as of the date hereof:

                  NAME AND ADDRESS                   OFFICE
                  ----------------                   ------

                  Robert E. Mead (a)                 Chairman, Chief  Executive Officer and Director
                  Sharon K. Brayfield (a)            President
                  David T. O'Connor (a)              Executive Vice President--Sales
                  Joe W. Conner (a)                  Chief Operating Officer
                  Harry J. White, Jr. (a)            Chief Financial Officer and Treasurer
                  Edward L. Lahart a)                Executive Vice President--Operations
                  Michael L. Jones (a)               Vice President--Information Systems
                  Robert Levy (a)                    Vice President--Resort Operations
                  Darla Cordova (a)                  Vice President--Employee and Marketing Services
                  Herman Jay Hankamer (a)            Vice President--Resort Development
                  Anthony C. Luis (a)                Vice President--Owner Based Marketing and Sales
                  Sandra G. Cearley (a)              Secretary
                  James B. Francis, Jr. (b)          Director
                  J. Richard Budd, III (c)           Director
                  Herbert B. Hirsch (d)              Director
                  Rebecca Janet Whitmore (e)         Director

----------

(a) The mailing address for such person is 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

(b) The mailing address for such person is 2911 Turtle Creek Boulevard, Suite 925, Dallas, Texas 75219.

(c) The mailing address for such person is 360 Lexington Avenue, Third Floor, New York, New York 10017

(d) The mailing address for such person is 64 Hurdle Fence Drive, Avon, Connecticut 06011

(e) The mailing address for such person is 10305 Oaklyn Drive, Potomac, Maryland 20854.

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES

         Presented below is certain information regarding each person known or believed by the Company to own 10% or more of the Company's voting securities as of the date hereof and as of the Effective Date:

  NAME AND COMPLETE                  TITLE OF CLASS                AMOUNT          PERCENTAGE OF VOTING
   MAILING ADDRESS                       OWNED                     OWNED             SECURITIES OWNED
  -----------------                  --------------                ------          --------------------

Grace Brothers, Ltd.                  Common Stock              12,271,425(1)               33.32%
Grace Investments, Ltd.
290 South Country Farm Rd,
 3rd Floor
Wheaton, Illinois 60187-4526

Robert E. Mead                        Common Stock              11,349,417(2)               30.80%
1221 River Bend Drive
Suite 120
Dallas, TX  75247

----------

         (1) This information is based upon information provided by Grace Brothers, Ltd. ("Grace") and Grace Investments, Ltd. ("Grace Investments") on Form 4 dated January 8, 2004 and filed with the Securities and Exchange Commission. Bradford T. Whitmore ("Whitmore") and Spurgeon Corporation ("Spurgeon") are the general partners of Grace and Grace Investments. Grace beneficially owns 8,277,219 shares, and Grace Investments beneficially owns 3,994,206 shares. As general partners of Grace and Grace Investments, Whitmore and Spurgeon may be deemed beneficial owners of 12, 271,425 shares, although they disclaim beneficial ownership. Mr. Whitmore is the brother of Rebecca Janet Whitmore, a current director of the Company. Ms. Whitmore disclaims any beneficial interest in the shares owned by Grace and Grace Investments.

         (2) All 11,349,417 shares are held in the name of "Robert E. Mead, Trustee" under the terms and conditions of that certain Voting Trust Agreement dated November 11, 1999 between Mr. Mead and his wife, Judith F. Mead. Mr. Mead holds sole voting and dispositive power over all 11,349,417 shares held under the Voting Trust Agreement.

                                  UNDERWRITERS

ITEM 6. UNDERWRITERS.

         (a)      Persons Acting As Underwriters Within Last Three Years: None

         (b)      Proposed Principal Underwriter Of Securities Proposed To Be
                  Offered: None

                               CAPITAL SECURITIES

ITEM 7. CAPITAL SECURITIES.

         (a)      The Company has the following authorized class of securities:

                  (i)      Equity Securities as of March 31, 2004:

                         TITLE OF CLASS              AMOUNT AUTHORIZED           AMOUNT OUTSTANDING
                         --------------              -----------------           ------------------

                        Common Stock,                100,000,000 shares           36,843,572 shares
                        $.01 par value

                        Preferred Stock,              10,000,000 shares                 None
                        $.01 par value

                  (ii)     Debt Securities as of March 31, 2004:

                         TITLE OF CLASS              AMOUNT AUTHORIZED           AMOUNT OUTSTANDING
                         --------------              -----------------           ------------------
                        6% Senior                       $ 28,467,000                 $28,467,000
                        Subordinated
                        Notes due 2007

                        10 1/2% Senior                  $125,000,000                 $ 2,146,000
                        Subordinated
                        Notes due 2008

         (b)      Voting Rights

         Each share of the common stock of the Company issued and outstanding has one vote with respect to all matters submitted to a vote of stockholders. There are no other outstanding securities with voting rights.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

         The following analysis of Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended ("TIA"), is a summary and is qualified in its entirety by reference to the Indenture, a copy of which is filed as an exhibit to this application. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Indenture.

         A. EVENT OF DEFAULT

         The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Exchange Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Exchange Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply for 30 days after notice from the Trustee or the Holders of at least 25% in principal amount of their outstanding Exchange Notes with the provisions described under the Sections of the Indenture entitled "Restricted Payments," "Incurrence and Issuance of Preferred Stock," "Asset Sales," "Offer to Repurchase Upon Change of Control," and "Merger Consolidation or Sale of Assets"; (iv) failure by the Company to comply with any of its other agreements in the Indenture or the Exchange Notes for 60 days after notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Exchange Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; provided, that in the case of any such Payment Default under clause (a) such default continues beyond the lesser of 30 days or the longest period for cure provided in any such Indebtedness as to which a Payment Default exists, or in the case of any acceleration of Indebtedness described in clause (b), such Indebtedness is not discharged or such acceleration cured, waived, rescinded or annulled within the lesser of 30 days after acceleration or the longest period for cure provided in any such Indebtedness which has been accelerated; (vi) a final judgment or judgments aggregating in excess of $5.0 million are entered against the Company or any of its Restricted Subsidiaries, which judgments are not paid, discharged or stayed for a period of 60 days; (viii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (ix) certain events of bankruptcy or insolvency with respect to the Company, any of its Significant Restricted Subsidiaries, or any group of Restricted Subsidiaries, that taken as a whole, would constitute a Significant Restricted Subsidiary.

         If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Exchange Notes may declare all the Exchange Notes to be due and payable immediately; provided, however, that so long as any Designated Senior Debt is outstanding, no such acceleration shall be effective until five business days after the giving of written notice to the Company and the representatives under the Designated Senior Debt of such acceleration. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Restricted Subsidiary, all outstanding Exchange Notes will become due and payable without further action or notice. Holders of the Exchange Notes may not enforce the Indenture or the Exchange Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Exchange Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Exchange Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company or any Guarantor with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Exchange Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes. If an Event of Default occurs prior to April 1, 2005 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company or any Guarantor with the intention of avoiding the prohibition on redemption of the Exchange Notes prior to such date, then the Make-Whole Price shall become immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes. The Holders of a majority in aggregate principal amount of the

Exchange Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Exchange Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Exchange Notes.

         B. AUTHENTICATION AND DELIVERY

         Two Officers of the Company shall sign the Exchange Notes by manual or facsimile signature. The Company's seal shall be reproduced on the Exchange Notes and may be in facsimile form. An Exchange Note shall not be valid until authenticated by the manual signature of the Trustee, or its designated authenticating agent. The signature shall be conclusive evidence that the Exchange Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers (an "Authentication Order"), authenticate Exchange Notes for original issue up to the aggregate principal amount of $28,467,000. The aggregate principal amount of Exchange Notes outstanding at any time may not exceed such amount.

         C. RELEASE OR SUBSTITUTION OF PROPERTY SUBJECT TO LIEN

         The Company's obligations under the Exchange Notes are not secured by any liens or security interests on any assets of the Company. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

         D. SATISFACTION AND DISCHARGE OF THE INDENTURE

         The Company may, at its option and at any time, elect to have all of its and the Guarantors' obligations discharged with respect to the outstanding Exchange Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Exchange Notes to receive payments in respect of the principal of, interest and premium, if any, on such Exchange Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Exchange Notes concerning issuing temporary Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and its Subsidiaries released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Exchange Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Exchange Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Exchange Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest and premium, if any, on the outstanding Exchange Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Exchange Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Exchange Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

         E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

         The Company shall, within 90 days after the close of each fiscal year following the issuance of the Exchange Notes, file with the Trustee an Officers' Certificate, with one of the Officers executing the same being the principal executive officer, the principal financial officer or the principal accounting officer of the Company, covering the period from the date of issuance of the Exchange Notes to the end of the fiscal year in which the Exchange Notes were issued, in the case of the first such certificate, and covering the preceding fiscal year in the case of each subsequent certificate, and stating whether or not, to the knowledge of each such executing officer, the Company and each Subsidiary Guarantor has complied with and performed and fulfilled all conditions and covenants on its part contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions contained in the Indenture. The Company is also required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

ITEM 9. OTHER OBLIGORS.

         The Company's obligations under the Indenture will be guaranteed by the following wholly-owned subsidiaries of the Company:

                  Silverleaf Berkshires, Inc.
                  Silverleaf Travel, Inc.
                  Silverleaf Resort Acquisition, Inc.
                  Database Research, Inc.
                  Bull's Eye Marketing, Inc.
                  eStarCommunications, Inc.
                  People Really Win Sweepstakes, Inc.
                  SLR Research, Inc.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

         This Application for Qualification comprises:

         (a) Pages numbered 1 to 9, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of the trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

EXHIBIT NO.       DESCRIPTION OF EXHIBIT

Exhibit T3A.1     Third Amended and Restated Articles of Incorporation of the
                  Company (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed December 29, 2003).

Exhibit T3A.2     Articles of Correction to the Company's Third Amended and
                  Restated Articles of Incorporation dated February 9, 2004
                  (incorporated by reference to Exhibit 3.2 of the Company's
                  Form 10-K for the year ended December 31, 2003).

Exhibit T3B.1     Bylaws of Company (incorporated by reference to Exhibit 3.2 to
                  Company's Form 10-K for year ended December 31, 1997).

Exhibit T3B.2     Amendment to Bylaws of Company dated February 12, 2004
                  (incorporated by reference to Exhibit 3.4 to the Company's
                  Form 10-K for the year ended December 31, 2003).

Exhibit T3C       Indenture, dated as of the Exchange Date, between the Company and the Guarantors and Wells Fargo Bank, National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture together with the subject matter thereof and the pages on which they appear*

Exhibit T3E.1     Form of Offer to Exchange, dated May 4, 2004*

Exhibit T3E.2     Form of Letter of Transmittal*

Exhibit T3E.3     Form of Notice of Guaranteed Delivery*

Exhibit T3E.4     Form of letter to Brokers, Dealers, Commercial Banks, and
                  other Nominees*

Exhibit T3E.5     Form of letter to clients (beneficial owners) for use by
                  Brokers, Dealers, Commercial Banks and other Nominees*

Exhibit T3E.6     Form of transmittal letter to holders from the Company*

Exhibit T3F       Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA*

Exhibit T3G       Statement of eligibility and qualifications of the Trustee on
                  Form T-1*

----------

*filed herewith

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Company, Silverleaf Resorts, Inc., a Texas corporation, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Dallas, and State of Texas, on the 4th day of May, 2004.

                                             SILVERLEAF RESORTS, INC.


         [SEAL]
                                             By:    /s/ Robert E. Mead
                                                    ----------------------------
                                             Name:  Robert E. Mead
                                             Title: Chairman and Chief Executive
                                                       Officer


Attest:

By:    /s/ Sandra G. Cearley
       ------------------------
Name:  Sandra G. Cearley
Title: Secretary

                                  EXHIBIT INDEX

EXHIBIT NO.           EXHIBIT
-----------           -------

Exhibit T3A.1         Third Amended and Restated Articles of Incorporation of
                      the Company (incorporated by reference to Exhibit 3.1 to
                      the Company's Form 8-K filed December 29, 20003).

Exhibit T3A.2         Articles of Correction to the Company's Third Amended and
                      Restated Articles of Incorporation dated February 9, 2004
                      (incorporated by reference to Exhibit 3.2 of the Company's
                      Form 10-K for the year ended December 31, 2003).

Exhibit T3B.1         Bylaws of Company (incorporated by reference to Exhibit
                      3.2 to Company's Form 10-K for year ended December 31,
                      1997).

Exhibit T3B.2         Amendment to Bylaws of Company dated February 19, 2004
                      (incorporated by reference to Exhibit 3.4 of the Company's form 10-K for the year ended December 31, 2003).

Exhibit T3C           Indenture, dated as of the Exchange Date, between the
                      Company and the Guarantors and Wells Fargo Bank, National
                      Association, in the form to be qualified, including an
                      itemized table of contents showing the articles, sections
                      and subsections of the Indenture together with the subject matter thereof and the pages on which they appear*

Exhibit T3E.1         Form of Offer to Exchange, dated May 4, 2004*

Exhibit T3E.2         Form of Letter of Transmittal*

Exhibit T3E.3         Form of Notice of Guaranteed Delivery*

Exhibit T3E.4         Form of letter to Brokers, Dealers, Commercial Banks, and
                      other Nominees*

Exhibit T3E.5         Form of letter to clients (beneficial owners) for use by
                      Brokers, Dealers, Commercial Banks and other Nominees*

Exhibit T3E.6         Form of transmittal letter to holders from the Company*

Exhibit T3F           Cross reference sheet showing the location in the
                      Indenture of the provisions inserted therein pursuant to
                      Sections 310 through 318(a), inclusive, of the TIA*

Exhibit T3G           Statement of eligibility and qualifications of the Trustee on Form T-1*

----------

*filed herewith